UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

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Commission File Number: 001-35729

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JOYY Inc.

30 Pasir Panjang Road #15-31A Mapletree Business City,

Singapore 117440
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

JOYY Inc. Engages PricewaterhouseCoopers LLP, a Singapore Auditor, as the Company’s Independent Registered Public Accounting Firm

The audit committee of its board of directors and the board of directors of JOYY Inc. (Nasdaq: YY) (“JOYY” or the “Company,” formerly known as YY Inc.), a global video-based social media platform, have approved the engagement of PricewaterhouseCoopers LLP (“PwC Singapore”), replacing PricewaterhouseCoopers Zhong Tian LLP (“PwC China”), as the Company’s independent registered public accounting firm. PwC Singapore has been engaged by the Company to audit the annual consolidated financial statements of the Company to be filed with the U.S. Securities and Exchange Commission and the Company’s internal control over financial reporting for the fiscal year ending December 31, 2022. The engagement of PwC Singapore is primarily to conform to the Company’s globalized business operations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOYY INC.

By:	/s/ David Xueling Li
	Name:	David Xueling Li
	Title:	Chairman and Chief Executive Officer

Date: September 2, 2022